UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Alchemy Enterprises, Ltd.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

01374J203

(CUSIP Number)

California Institute of Technology	Attn:	Sandra A. Ell
551 S. Wilson Avenue, MC 2-42		Treasurer & Chief Investment Officer
Pasadena, CA 91125		(626) 395-2141

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01374J203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) California Institute of Technology

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,869,565

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,869,565

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,869,565

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The securities to which this statement on Schedule 13D relates are shares of Common Stock, par value $.001 per share (the “Shares”) of Alchemy Enterprises, Ltd., a Nevada corporation (the “Issuer”), with principal executive offices at 2940 N. 67th Place, Scottsdale, Arizona.

Item 2.	Identity and Background

This statement is being filed by California Institute of Technology (“Caltech”), a California not-for-profit corporation, the purpose of which is to expand human knowledge and benefit society through research integrated with education.  The principal business address of Caltech is 1200 East California Boulevard, Pasadena, California 91125.

The name, business address, present principal occupation or employment and citizenship of each executive officer and voting trustee of Caltech is set forth in Schedule A attached hereto and incorporated by reference herein.

During the last five years, neither Caltech, nor to the knowledge of Caltech, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 12, 2006 Caltech acquired 5,869,565 Shares in consideration for the license to Issuer of certain power cell technology developed at Caltech pursuant to a License Agreement dated June 12, 2006 between Caltech and Issuer (the “License Agreement”).  No cash consideration was paid by Caltech.

Item 4.	Purpose of Transaction
The 5,869,565 Shares acquired by Caltech were issued by Issuer as consideration for the license of certain technology by Caltech to the Issuer pursuant to the terms of the License Agreement.
Other Plans and Proposals

Except as described above or otherwise described in this Schedule 13D, Caltech does not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a)-(j) of Item 4 of Schedule 13D that are separate from the Issuer or have not been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer’s press releases.

Item 5.	Interest in Securities of the Issuer

(a)           As of June 30, 2006, Caltech beneficially owned 5,869,565 Shares representing approximately 7.5% of the outstanding common stock of the Issuer.  The percentage of beneficial ownership has been determined based on the 78,499,986 Shares outstanding as of June 30, 2006, as reported in the Issuer's Form 10-QSB for the period ending June 30, 2006.

(b)           Caltech has the sole power to vote or direct the vote with respect to 5,869,565 Shares.  Neither Caltech nor, to the knowledge of Caltech, the persons listed on Schedule A hereto beneficially own any Shares other than as set forth herein.

(c)           Except as described herein, no transactions in the securities of the Issuer were effected by Caltech or, to its knowledge, by any of the persons listed on Schedule A hereto, during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 3 to this Schedule 13D is hereby incorporated by reference in its entirety.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2006
Date
/s/ Sandra A. Ell
Signature
Treasurer and Chief Investment Officer
Name/Title

SCHEDULE A

The name, title, present principal occupation and citizenship of each director and executive officer of Caltech is set forth below.  The principal business address of each director and executive officer of Caltech is 1200 East California Boulevard, Pasadena, California 91125.

Trustees

Name:	Honorable George L. Argyros
Title:	Trustee
Principal	Chairman & CEO, Arnel &
Occupation:	Affiliates
Citizenship:	USA

Name:	Mr. Paul A. Brest
Title:	Trustee
Principal	President, The William and
Occupation:	Flora Hewlett Foundation
Citizenship:	USA

Name:	Dr. Jean-Lou A. Chameau
Title:	Trustee
Principal	President, California Institute
Occupation:	of Technology
Citizenship:	USA

Name:	Dr. William H. Davidow
Title:	Trustee
Principal	Founding Partner, Mohr
Occupation:	Davidow Ventures
Citizenship:	USA

Name:	Lounette M. Dyer, Ph.D.
Title:	Trustee
Principal
Occupation:	Entrepreneur
Citizenship:	USA

Name:	Mr. Gordon M. Binder
Title:	Trustee
Principal	Managing Director, Coastview
Occupation:	Capital
Citizenship:	USA

Name:	Mr. John E. Bryson
Title:	Trustee
Principal	Chairman & Chief Executive
Occupation:	Officer, Edison International
Citizenship:	USA

Name:	Dr. Milton M. Chang
Title:	Trustee
Principal	Managing Director, Incubic
Occupation:	Venture Capital
Citizenship:	USA

Name:	Dr. John D. Diekman
Title:	Trustee
Principal	Founder & Managing Partner,
Occupation:	5AM Ventures
Citizenship:	USA

Name:	Mr. Arthur L. Goldstein
Title:	Trustee
Principal	Chairman & CEO (retired),
Occupation:	Ionics, Incorporated
Citizenship:	USA

Name:	Mr. William T. Gross
Title:	Trustee
Principal
Occupation:	Chairman and Founder, Idealab
Citizenship:	USA

Name:	Dr. David D. Ho
Title:	Trustee
Principal	Director, The Aaron Diamond
Occupation:	AIDS Research Center
Citizenship:	USA

Name:	Dr. Jon Faiz Kayyem
Title:	Trustee
Principal	Managing Partner,
Occupation:	Efficacy Capital Ltd.
Citizenship:	USA

Name:	Mr. Kent Kresa
Title:	Trustee
Principal	Chairman Emeritus, Northrop
Occupation:	Grumman Corporation
Citizenship:	USA

Name:	Dr. David Li Lee
Title:	Trustee
Principal	Managing General Partner,
Occupation:	Clarity Partners, L.P.
Citizenship:	USA

Name:	Dr. Alexander Lidow
Title:	Trustee
Principal	Chief Executive Officer,
Occupation:	International Rectifier
Corporation
Citizenship:	USA

Name:	Mr. A. Michael Lipper
Title:	Trustee
Principal	President and Chief Executive
Occupation:	Officer, Lipper Advisory
Services
Citizenship:	USA

Name:	Mr. Frederick J. Hameetman
Title:	Trustee
Principal
Occupation:	Chairman, American Group
Citizenship:	USA

Name:	Mr. Robert T. Jenkins
Title:	Trustee
Principal
Occupation:	(Retired)
Citizenship:	USA

Name:	Ms. Louise Kirkbride
Title:	Trustee
Principal	Board Member, State of
Occupation:	California Contractors State
License Board
Citizenship:	USA

Name:	Mr. Jon B. Kutler
Title:	Trustee
Principal	Chairman and Chief Executive
Occupation:	Officer, Admiralty Partners, Inc.
Citizenship:	USA

Name:	Dr. York Liao
Title:	Trustee
Principal	Managing Director, Winbridge
Occupation:	Company Ltd.
Citizenship:	Hong Kong

Name:	Dr. Ronald K. Linde
Title:	Trustee
Principal	Independent Investor and
Occupation:	Chairman of the Board, The
Ronald and Maxine Linde
Foundation
Citizenship:	USA

Name:	Mr. John W. Mack
Title:	Trustee
Principal	President, Los Angeles Police
Occupation:	Commission
Citizenship:	USA

Name:	Dr. Shirley M. Malcom
Title:	Trustee
Principal	Director, Education and Human
Occupation:	Resources Programs American
Association for the
Advancement of Science
Citizenship:	USA

Name:	Dr. Philip M. Neches
Title:	Trustee
Principal	Chairman, Foundation
Occupation:	Ventures LLC
Citizenship:	USA

Name:	Mr. Peter Norton
Title:	Trustee
Principal	President, Norton Family
Occupation:	Office
Citizenship:	USA

Name:	Mr. Stephen R. Onderdonk
Title:	Trustee
Principal	President & CEO (Retired),
Occupation:	Econolite Control Products,
Inc.
Citizenship:	USA

Name:	Dr. Sally Kristen Ride
Title:	Trustee
Principal	President, Imaginary Lines,
Occupation:	Inc., and Ingrid and Joseph
Hibben Professor of Physics
University of California,
San Diego
Citizenship:	USA

Name:	Dr. Stephen A. Ross
Title:	Trustee
Principal	Franco Modigliani Professor of
Occupation:	Finance and Economics,
Massachusetts Institute of
Technology
Chairman, Compensation
Valuation, Inc.
Citizenship:	USA

Name:	Clara Spalter Miller
Title:	Trustee
Principal	Principal, Regulus International
Occupation:	Capital Corporation
Citizenship:	USA

Name:	Dr. Patrick H. Nettles, Jr.
Title:	Trustee
Principal	Executive Chairman,
Occupation:	Ciena Corporation
Citizenship:	USA

Name:	Mr. Ronald L. Olson
Title:	Trustee
Principal	Senior Partner, Munger,
Occupation:	Tolles & Olson
Citizenship:	USA

Name:	Mr. Stewart A. Resnick
Title:	Trustee
Principal	Chairman, Roll International
Occupation:	Corporation
Citizenship:	USA

Name:	Mr. Nelson C. Rising
Title:	Trustee
Principal	Chairman and Chief Executive
Occupation:	Officer, Rising Realty Partners
Citizenship:	USA

Name:	Mr. James F. Rothenberg
Title:	Trustee
Principal	President, Capital Research
Occupation:	and Management Company
Citizenship:	USA

Name:	Mr. Marc I. Stern
Title:	Trustee
Principal	Vice Chairman, The TCW
Occupation:	Group, Inc.
Citizenship:	USA

Name:	Mr. Charles R. Trimble
Title:	Trustee
Principal
Occupation:	Arbor Vita Corporation
Citizenship:	USA

Name:	Mr. Walter L. Weisman
Title:	Trustee
Principal
Occupation:	Non-profit Consultant
Citizenship:	USA

Name:	Mrs. Gayle E. Wilson
Title:	Trustee
Principal
Occupation:	Non-profit Consultant
Citizenship:	USA

Name:	Mr. Victor K. Atkins
Title:	Senior Trustee
Principal
Occupation:	Atkins Company
Citizenship:	USA

Name:	Mr. Eli Broad
Title:	Senior Trustee
Principal	Founder,
Occupation:	The Broad Foundations
Citizenship:	USA

Name:	Mr. Walter Burke
Title:	Senior Trustee
Principal	Treasurer, Sherman Fairchild
Occupation:	Foundation, Inc.
Citizenship:	USA

Name:	Mr. Donald W. Tang
Title:	Trustee
Principal	Vice Chairman, Bear Stearns
Occupation:	and Company, Inc.
Citizenship:	USA

Name:	Mr. Lewis W. van Amerongen
Title:	Trustee
Principal
Occupation:	LvA Enterprises Incorporated
Citizenship:	USA

Name:	Dr. Virginia V. Weldon
Title:	Trustee
Principal	Sr. Vice President for Public
Occupation:	Policy (Retired), Monsanto
Company
Citizenship:	USA

Name:	Dr. Suzanne H. Woolsey
Title:	Trustee
Principal	Corporate Governance
Occupation:	Consultant
Citizenship:	USA

Name:	Ms. G. Patricia Beckman
Title:	Senior Trustee
Principal
Occupation:	Community Leader
Citizenship:	USA

Name:	Dr. Harold Brown
Title:	Senior Trustee
Principal	Counselor, Center for
Occupation:	Strategic and International
Studies (CSIS)
Citizenship:	USA

Name:	Mr. Harry M. Conger
Title:	Senior Trustee
Principal	Chairman & Chief Executive
Occupation:	Officer, Emeritus
Homestake Mining Company
Citizenship:	USA

Name:	Mr. Richard P. Cooley
Title:	Senior Trustee
Principal	Retired Chairman,
Occupation:	Seafirst Bank
Citizenship:	USA

Name:	Mrs. Camilla C. Frost
Title:	Senior Trustee
Principal	Trustee, Chandler Trust and
Occupation:	Director and Secretary
Treasurer, Chandis
Securities Company
Citizenship:	USA

Name:	Admiral Bobby R. Inman
Title:	Senior Trustee
Principal	Professor, Lyndon B. Johnson
Occupation:	Centennial Chair in National
Policy, LBJ School of Public
Affairs, The University of
Texas at Austin
Citizenship:	USA

Name:	Mr. Sidney R. Petersen
Title:	Senior Trustee
Principal	Chairman and CEO (Retired)
Occupation:	Getty Oil Company
Citizenship:	USA

Name:	Mr. Richard M. Rosenberg
Title:	Senior Trustee
Principal	Chairman & CEO (Retired)
Occupation:	Bank of America Corporation
Citizenship:	USA

Name:	Dr. Thomas E. Everhart
Title:	Senior Trustee
Principal	President Emeritus,
Occupation:	California Institute of
Technology
Citizenship:	USA

Name:	Honorable Shirley M.
Hufstedler
Title:	Senior Trustee
Principal	Senior of Counsel,
Occupation:	Morrison & Foerster
Citizenship:	USA

Name:	Dr. Gordon E. Moore
Title:	Senior Trustee
Principal	Chairman Emeritus,
Occupation:	Intel Corporation
Citizenship:	USA

Name:	Mr. Stanley R. Rawn, Jr.
Title:	Senior Trustee
Principal
Occupation:	Private Investor
Citizenship:	USA

Executive Officers

Name:	Kent Kresa
Title:	Chairman of the Board of
Trustees
Citizenship:	USA

Name:	Jean-Lou Chameau
Title:	President
Citizenship:	USA

Name:	Walter L. Weisman
Title:	Vice Chairman of the Board of
Trustees
Citizenship:	USA

Name:	Paul Jennings
Title:	Provost
Citizenship:	USA

Name:	Dean W. Currie
Title:	Vice President for Business and
Finance
Citizenship:	USA

Name:	Robert L. O’Rourke
Title:	Vice President for Public
Relations
Citizenship:	USA

Name:	Charles Elachi
Title:	Vice President and Director,
Jet Propulsion Laboratory
Citizenship:	USA

Name:	Sharon E. Patterson
Title:	Associate Vice President
and Controller
Citizenship:	USA

Name:	Mary L. Webster
Title:	Secretary of the Board of
Trustees
Citizenship:	USA

Name:	Gary Dicovitsky
Title:	Vice President for Development
and Alumni Relations
Citizenship:	USA

Name:	Margo Post Marshall Marshak
Title:	Vice President for Student
Affairs
Citizenship:	USA

Name:	Harry M. Yohalem
Title:	General Counsel
Citizenship:	USA

Name:	Sandra A. Ell
Title:	Treasurer and Chief Investment
Officer
Citizenship:	USA